

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

August 15, 2023

Yao (Jessie) Liu
Chief Financial Officer
Tuya Inc.
10/F, Building A, Huace Center
Xihu District, Hangzhou City
Zhejiang, 310012
People's Republic of China

>   **Re: Tuya Inc.**
>   **Form 20-F for the Fiscal Year Ended December 31, 2022**
>   **Filed April 26, 2023**
>   **File No. 001-40210**

Dear Yao (Jessie) Liu:

We have reviewed your August 4, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 15, 2023 letter.

<u>Form 20-F for the Fiscal Year Ended December 31, 2022</u>

<u>General</u>

1. We note that in the responses to prior comments 5 and 6, you only provided legal analysis regarding "significant subsidiaries." However, the prior comments asked for such analysis as to all subsidiaries, whether or not "significant." Accordingly, please provide the same legal analysis previously requested for each subsidiary, regardless of whether such subsidiary is categorized as "significant."

2. Please update all figures and calculations in the response to prior comments 5 and 6 to conform to your financial statements as of June 30, 2023.

3.   Your response to prior comment 6 about whether the Company meets the definition of an "investment company" under section 3(a)(1)(C) of the Investment Company Act of 1940 (the "Company Act") was not fully responsive. Accordingly, please provide all relevant calculations under Section 3(a)(1)(C) to support the analysis provided, identifying each constituent part of the numerator(s) and denominator(s) and the legal basis for your treatment of each such component under Section 3(a)(1)(C).

4.   We note from the response to prior comment 6 that you treat "short-term deposits" with maturities of one year or less as cash items in the context of the analysis under section 3(a)(1)(C) of the Company Act. Please address the following:

- Provide a detailed legal analysis of why such "short-term deposits" should be treated as cash items for purposes of section 3(a)(1)(C) of the Company Act in light of (i) the 1982 amendments to the definition of "security" (*see, e.g.*, Public Law 97-303, 96 Stat. 1409 (October 13, 1982) and associated Senate report) and (ii) Revisions to Rules Regulating Money Market Funds, SEC Release Nos. 33-6882 and IC-18005 (February 20, 1991) (*see*, *e.g.*, section II.B.1.c and fn. 28).
- While we note you state that the "short-term deposits" were held for working capital purposes, explain in additional detail whether, and to what extent, the Company and its subsidiaries have or had any investment intent with respect to the "short-term deposits" (addressing, in appropriate detail, the factors referenced in fn. 4 and 29 of Certain Prima Facie Investment Companies, SEC Release No. IC-10937 (Nov. 13, 1979) ("3a-1 Release")). In this regard, we note that the Rule 3a-1 Release states that "[c]ertificates of deposits and time deposits typically would not be considered cash items absent convincing evidence of no investment intent."
- Provide a detailed explanation of the facts and circumstances surrounding the relative increase in assets categorized as "short-term investments", and relative decrease in assets categorized as "cash and cash equivalents," in your Consolidated Balance Sheets between December 31, 2021 and December 31, 2022.
- Recalculate all relevant calculations in the response to prior comment 5 and 6 relating to Section 3(a)(1)(A) of the Company Act, (i) as of June 30, 2023 (as noted above) and (ii) under the assumption that such "short-term deposits" are not cash items.

5.   Without limiting the generality of the foregoing comment, please provide factual details and a detailed legal analysis regarding whether you view the following assets of the Company and its subsidiaries identified in response to prior comment 6 as "investment securities" as defined under Section 3(a)(2) of the Investment Company Act:

- Account and other receivables (whether from affiliates or third parties) related to goods sold or services rendered;
- Prepayments;
- VAT and income tax recoverables;
- Loans from the Company to Tuya Market, Tuya (HK) and the Tuya HK Subs;
- Intangible assets; and
- The contractual arrangements between Huangzhou Tuya Information Technology Co. Ltd and Huangzhou Tuya Technology Co. Ltd. (the VIE).

6.   In Footnote 9 of the response to prior comment 5, you state that "As of March 31, 2023 and December 31, 2022, respectively, approximately 1.6% and 1.5% of the Company's total assets, consolidated with its wholly-owned subsidiaries, consists of long-term equity and debt securities held by Zhejiang Smart Electronics." Please confirm whether these figures are presented exclusive of U.S. government securities and cash items and, if not, please provide such figures.

        You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Xiaolang Chai, Capital Market Director